Top Wealth Group Holding Limited

Units 714 & 715, 7F, Hong Kong Plaza

188 Connaught Road West, Hong Kong

July 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Re:	Top Wealth Group Holding Limited

Withdrawal of Acceleration Request - Registration Statement on Form F-1, as amended (File No. 333-280654)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 17, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for July 17, 2024, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Top Wealth Group Holding Limited

By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer, Director, and Chairman of the Board